

February 8, 2011

Mr. Jeffrey Smith
Chief Financial Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

      Re: PDI, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 000-24249

Dear Mr. Smith:

      We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

                     Sincerely,

                     Stephen G. Krikorian
                     Accounting Branch Chief